Form 51-102F3
Material Change Report

Item 1	Name and Address of Company
Canplats Resources Corporation #1180 – 999 West Hastings Street Vancouver, B.C. V6C 2W2

Item 2	Date of Material Change
December 19, 2006.

Item 3	News Release
The news release was disseminated in Canada on December 19, 2006 by Stockwatch.

Item 4	Summary of Material Change

Canplats Resources Corporation has granted, subject to TSX Venture Exchange approval, 2,040,000 incentive stock options to directors, officers and employees of the company. The stock options are exerciseable at a price of $0.44 per share with a term expiring December 19, 2011.

Item 5	Full Description of Material Change
See attached news release dated December 19, 2006.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
N/A

Item 7	Omitted Information
No omitted information.

Item 8	Executive Officer
Joseph J. Ovsenek, Assistant Corporate Secretary. (604) 689-3846.

Item 9	Date of Report
December 20, 2006.

December 19, 2006	TSX Venture Exchange: CPQ

CANPLATS GRANTS STOCK OPTIONS

Vancouver, B.C. -- Canplats Resources Corporation (TSX-V: CPQ) has granted, subject to TSX Venture Exchange approval, 2,040,000 incentive stock options to directors, officers and employees of the company. The stock options are exerciseable at a price of $0.44 per share with a term expiring December 19, 2011.

Under the company’s Stock Option Plan, a maximum of 10% of the issued and outstanding shares have been reserved for issuance on the exercise of stock options. Following today’s grant, stock options to acquire a total of 6.0 % of the issued capital of company are outstanding. The Plan was first presented to and approved by shareholders of the company in 2003 and re-approved at the Annual General Meeting held on December 19, 2006.

About Canplats Resources Corporation
Canplats Resources Corporation is a junior exploration company engaged in grass roots exploration in Mexico. The company holds interests in three gold projects in the state of Durango, as well as other precious and base metal prospects in the state of Chihuahua.

For further information, contact:

R.E. Gordon Davis	Paul LaFontaine
Chairman, President and C.E.O.	Director, Investor Relations
Direct: (604) 484-8220	Direct: (604) 484-8212
NA toll-free: (866) 338-0047
info@canplats.com
http://www.canplats.com

To receive Canplats’ news releases by e-mail, contact Paul LaFontaine, director, investor relations, at info@canplats.com or (866) 338-0047. The TSX Venture Exchange has neither approved nor disapproved of the information contained herein. Some of the statements contained in the company’s news releases may be forward-looking statements such as the company’s future plans, objectives and goals. The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements. The risks and uncertainties include general and economic conditions as well as those described in Canplats’ SEC Form 20F as amended.